Exhibit 99.1

Medical Protection Society (MPS) and Sapiens Expand

Strategic Relationship with a Multi-Million Dollar Agreement

Sapiens professional services chosen to lead the complex implementation of MPS’ membership system – a key component of the company’s IT landscape refresh program

Holon, Israel – August 8, 2016 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, announced today that Medical Protection Society (MPS) – the world’s leading protection organisation for doctors, dentists and healthcare professionals – has expanded its strategic relationship with Sapiens

Having previously selected Sapiens IDIT software suite as its new membership system, MPS has now selected Sapiens to provide professional services to lead the implementation effort. Sapiens was chosen by MPS to lead all implementation activities, including overall governance, business transformation services, testing services and data migration.

The scope includes Sapiens IDIT Policy and Billing, and can be expanded to include the Sapiens Portal and Sapiens INTELLIGENCE modules – key offerings from Sapiens’ digital suite. Sapiens INTELLIGENCE is a modular business intelligence and advanced analytics solution and the modular Sapiens Portal transforms the member and agent experience.

“MPS chose Sapiens to take the leading role in our IT landscape refresh program, which is vital in establishing the strategic platform from which MPS will operate in the coming years. Sapiens has lived up to its delivery reputation and is a true partner that understands our shared values,” said Dan Brown, MPS executive director of operations and chair of the Transformation Steering Committee. “And we expect Sapiens’ digital suite offerings to empower our business users and agents, enabling them to act more rapidly and efficiently.”

“We pride ourselves on building long-term, mutually beneficial relationships with our clients,” said Roni Al-Dor, president and CEO of Sapiens. “The expansion of this agreement demonstrates Sapiens ability to handle complex and business-critical projects. The end-to-end nature of Sapiens solution has proven to be a major differentiator that fuels our growth momentum.”

About Medical Protection Society (MPS)

The Medical Protection Society Limited (“MPS”) is the world’s leading protection organisation for doctors, dentists and healthcare professionals. We protect and support the professional interests of more than 300,000 members around the world. Membership provides access to expert advice and support together with the right to request indemnity for complaints or claims arising from professional practice.

Our in-house experts assist with the wide range of legal and ethical problems that arise from professional practice. This can include clinical negligence claims, complaints, medical and dental council inquiries, legal and ethical dilemmas, disciplinary procedures, inquests and fatal accident inquiries.

Our philosophy is to support safe practice in medicine and dentistry by helping to avert problems in the first place. We do this by promoting risk management through our workshops, E-learning, clinical risk assessments, publications, conferences, lectures and presentations.

MPS is not an insurance company. All the benefits of membership of MPS are discretionary as set out in the Memorandum and Articles of Association.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 200 financial services organizations. The Sapiens team of over 1,800 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com